Aram Abubaker · 3rd

🙂

Brentwood, Tennessee, United States · Contact info

54 connections

Tennessee State University

Experience

Software Developer
DETERMINISM LLC
Oct 2019 - Aug 2021 · 1 yr 11 mos
Nashville, Tennessee, United States

Designed and Developed iOS and Android mobile applications using Flutter as a hybrid solution

Education

Tennessee State University
Doctor of Philosophy - PhD, Computer and Information Systems Engineering
Jan 2017 - Dec 2021

Tennessee State University
Master's degree, Computer Science
2014 - 2016
Grade: 3.75/4.0

Koya University
Bachelor's degree, Computer Software Engineering
Grade: 3.8/4.0